October 9, 2019

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, Nebraska 68179

       Re: Union Pacific Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 8, 2019
           File No. 001-06075

Dear Mr. Knight, Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation